To the Holders of
Trust Investment Enhanced Return Securities
Corporate Bond-Backed Certificates, Series C 1998-6
     ZTF Class
     Amortizing Class


Pursuant to Section 4.2 of the Trust Agreement, U.S. Bank Trust National Association, formerly First Trust of New York, National Association, as Trustee for the TIERS Corporate Bond-Backed Certificates Trust, Series C 1998-6, hereby gives notice with respect to the Distribution occurring on August 3, 1998 (the "Distribution Date") as follows:

1. The amount of the distribution payable to the Certificateholders of each class of Certificates on the Distribution Date allocable to principal and premium, if any, and interest expressed as a dollar amount per $1,000 original face amount of securities, is as set forth below:

Class                  Principal         Interest          Total Distribution
ZTF Class              $0.00             $0.00             $0.00
Amortizing Class       $11.84992         $33.004           $48.85392

2. The amount of aggregate interest due and not paid as of the Distribution Date is $0.00.

3. No fees have been paid to the Trustee or any other party from the proceeds of the Term Assets.

4. $50,000,000 aggregate principal amount of Chrysler Corporation 7.40% Debentures due 2097( the "Term Assets") are held for the above trust. The Term Assets are currently rated A2 by Moody's Investors Service, Inc. and A by Standard and Poor's Ratings Group.

5. The Aggregate Certificate Principal Balance of each class of Certificates at the close of business on the Distribution Date is set forth below:

Class                       Principal Balance
ZTF Class                   $50,000,000
Amortizing Class            $40,761,250.00

                      U.S. Bank Trust National Association


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